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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12B-25 Commission file number: 0-9410 NOTIFICATION OF LATE FILING
(Check One):
☒ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐	☐ Form 10-QSB	☐ Form N-SAR
For Period Ended: December 31, 2002
☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
Name of registrant:
Provectus Pharmaceuticals, Inc.
Former name if applicable:
N/A
Address of principal executive office (street and number):
7327 Oak Ridge Highway, Suite A
City, state and zip code:
Knoxville, Tennessee 37931

PART II
RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (attach extra sheets if needed.)

The Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2002 could not be filed within the prescribed time period because the Registrant could not complete the preparation of the required information without unreasonable effort and expense. During the year ended December 31, 2002, the Registration was completely reorganized, transitioning in the process from a "blank check company" to a developer of prescription drugs, OTC products and medical devices for the skincare and oncology markets. Further, the Registrant retained new independent public accountants on December 20, 2002. Accounting for the reorganization has been more difficult and time-consuming than the Registrant or its independent public accountants originally anticipated.

PART IV
OTHER INFORMATION

        (1)  Name and telephone number of person to contact in regard to this notification:

Daniel R. Hamilton	865	769-4011

(Name)	(Area Code)	(Telephone Number)

        (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒ Yes        ☐ No

        (3)  Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes    ☒ No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

PROVECTUS PHARMACEUTICALS, INC.
(Name of Registrant as Specified in Its Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ DANIEL R. HAMILTON Daniel R. Hamilton Chief Financial Officer

Date: March 27, 2002

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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SIGNATURES